ZEISS CARL ZEISS MEDITEC

RECEIVED

2008 JUL 31 P 3:35

Carl Zeiss Meditec AG · 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-105

Fax: +49 36 41/ 220-117

e-mail: j.brajer@meditec.zeiss.com

Division/Dept.: Corporate Functions

Your contact: Jens Brajer [redacted]

Our ref.: JB/Mtr

Date: 2008-07-22

08004089

File No. 82-34817

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

Type of document	**Date of release**
Ad hoc release	2008-07-21
Press release	2008-07-22

PROCESSED
AUG 06 2008
THOMSON REUTERS

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Corporate Functions

i. A.

Mandy Pfeil
Assistant Corporate Functions

8/1

Release of an Ad hoc announcement according to § 15 WpHG

- Management Board –

Carl Zeiss Meditec AG: Changes in the Management Board

(Jena, July 21st, 2008) At its meeting closed today at around 8.00 p.m. CET, the Supervisory Board of Carl Zeiss Meditec AG (ISIN DE 0005313704) has agreed on a new structure of the company's Management Board. Effective July 22nd, 2008 Michael Kaschke, PhD accepts office as Chief Executive Officer of Carl Zeiss Meditec AG. His appointment as chairman of the Supervisory Board is suspended according to § 105 AktG. For personal reasons and in mutual agreement James L. Taylor abdicated his mandate as a member of the Management Board effective immediately. Ulrich Krauss, Bernd Hirsch and Ludwin Monz, PhD remain members of the Management Board.

Markus Guthoff, PhD has accepted office as new chairman of the Supervisory Board.

Contact:
Carl Zeiss Meditec AG, Patrick Kofler/Director Investor Relations, Göschwitzer Strasse 51-52, 07745 Jena, Germany, Phone +49-3641-220-106, Fax: +49-3641-220-117, E-Mail: investors@meditec.zeiss.com

RECEIVED
2008 JUL 31 P 3:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CARL ZEISS MEDITEC

Carl Zeiss Meditec intends to speed up growth and restructures management board

Michael Kaschke appointed new CEO – Development in third quarter 2007/2008 restrained as expected

(Jena, 22July 2008) The medical technology company Carl Zeiss Meditec AG, listed in the TecDAX at the German Stock Exchange (ISIN DE0005313704), intends to speed up growth. Therefore, at its meeting on June 21st, 2008, the Supervisory Board has agreed on a new structure for the Management Board. Effective from June 22nd, 2008, Michael Kaschke (51), has been appointed Chief Executive Officer of Carl Zeiss Meditec AG. Until further notice, Kaschke's appointment as chairman of the supervisory board is suspended. Markus Guthoff accepts office as chairman of the Supervisory Board. In order to advance the performance in international growth markets, Ulrich Krauss (44) will focus his attention in the board exclusively on worldwide sales and distribution. Bernd Hirsch (37) und Ludwin Monz (44) will continue their appointment to the management board. For personal reasons, James L. Taylor (59) has notified the company of his intent to resign from his duties as a Member of the Management Board effective immediately. He will focus on the strategic business unit Ophthalmic Systems primarily in the strategically important US market.

In the first nine months of the financial year 2007/2008, Carl Zeiss Meditec achieved a consolidated revenue of about EUR 445 million and an EBIT of about EUR 50 million. "Key figures of the last months in general confirm the forecast for fiscal year 2007/08, but do not point to a sustainable trend for the accelerated growth we envisioned for our company in the promising market for medical technology", says Michael Kaschke.

"The whole Management Board is convinced that the Carl Zeiss Meditec has significant untapped potentials for growth and that we should be able to gain further market shares with innovative products. This will be the main focus of our work in the coming months", says Michael Kaschke.

Press Release

CARL ZEISS MEDITEC

After R&D positions at IBM and Carl Zeiss, Michael Kaschke PhD has held executive positions in the area of medical technology since 1995. In October 2000, he has been appointed member of the management board of Carl Zeiss AG, among other things concerned with medical technology. He was responsible for the going public of Carl Zeiss Medical Technologies, which led to the foundation of Carl Zeiss Meditec AG.

Press Release

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activity: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataract, glaucoma and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and aftercare. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyser, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of the innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH, Carl Zeiss Meditec Vertriebsgesellschaft mbH, Acri.Tec AG and Carl Zeiss Medical Software GmbH), the USA (Carl Zeiss Meditec, Inc., Dublin), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Carl Zeiss Meditec S.A.S., La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

CARL ZEISS MEDITEC

Contact

Patrick Kofler/ Director Investor Relations
Göschwitzer Straße 51-52
07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 06
Telefax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

END